UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

CAPITAL TRUST, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

14052H100

(CUSIP Number)

Ira S. Lederman

Senior Vice President - General Counsel and Corporate Secretary

W. R. Berkley Corporation

475 Steamboat Road

Greenwich, Connecticut 06830

(203) 629-3000

With Copies to:

Jeffrey S. Hochman, Esq.

Mark A. Cognetti, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019-6099

(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 14052H100

1.	Name of Reporting Persons: W. R. Berkley Corporation
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 3,843,413
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 3,843,413
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,843,413
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 17.3%
14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 14052H100

1.	Name of Reporting Persons: Admiral Insurance Company
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 520,000
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 520,000
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 520,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 2.3%
14.	Type of Reporting Person (See Instructions): IC, CO

CUSIP No. 14052H100

1.	Name of Reporting Persons: Berkley Insurance Company
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 1,463,900
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,463,900
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,463,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 6.6%
14.	Type of Reporting Person (See Instructions): IC, CO

CUSIP No. 14052H100

1.	Name of Reporting Persons: Berkley Regional Insurance Company
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 1,039,700
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,039,700
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,039,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 4.7%
14.	Type of Reporting Person (See Instructions): IC, CO

CUSIP No. 14052H100

1.	Name of Reporting Persons: Nautilus Insurance Company
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Arizona
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 819,813
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 819,813
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 819,813
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 3.7%
14.	Type of Reporting Person (See Instructions): IC, CO

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) is being filed on behalf of W. R. Berkley Corporation, a Delaware corporation (“Berkley”), Admiral Insurance Company, a Delaware corporation (“Admiral”), Berkley Insurance Company, a Delaware corporation (“BIC”), Berkley Regional Insurance Company, a Delaware corporation (“BRIC”), and Nautilus Insurance Company, an Arizona corporation (“Nautilus” and, together with Berkley, Admiral, BIC and BRIC, the “Reporting Persons”). Amendment No. 6 relates to shares of Class A Common Stock, par value $0.01 per share (the “Common Stock”), of Capital Trust, Inc., a Maryland corporation (the “Issuer”). Amendment No. 6 amends and supplements the Schedule 13D, dated May 11, 2004 (“Original Schedule 13D”), as filed with the Securities and Exchange Commission (the “Commission”) on May 21, 2004, as amended by Amendment No. 1 to Schedule 13D, dated June 17, 2004, as filed with the Commission on June 21, 2004, Amendment No. 2 to the Schedule 13D, dated September 13, 2004, as filed with the Commission on September 13, 2004, Amendment No. 3 to the Schedule 13D, dated July 10, 2007, as filed with the Commission on July 13, 2007, Amendment No. 4 to the Schedule 13D, dated July 30, 2007, as filed with the Commission on August 1, 2007 and Amendment No. 5 to the Schedule 13D, dated August 6, 2007, as filed with the Commission on August 6, 2007 (together with the Original Schedule 13D, the “Schedule 13D”), in connection with the additional information set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by the addition of the following information:

The Reporting Persons expect that the total amount of funds used by the Reporting Persons to fund the Proposed Transaction (as defined below) would be from the available cash of one or more of the Reporting Persons.

Item 4.	Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended by the addition of the following information:

On May 23, 2012, Berkley delivered a non-binding letter (the “Proposal Letter”) to Evercore Partners, a financial advisor retained by the Issuer to review potential strategic options for the Issuer.

As described in the Proposal Letter, Berkley expressed a non-binding indication of interest in a transaction (the “Proposed Transaction”) in which Berkley or one or more of its subsidiaries would (i) acquire (a) all of the equity interests of CT Investment Management Co., LLC (“CTIMCO”), (b) certain equity interests in private equity funds managed by subsidiaries of CTIMCO which interests are held by subsidiaries of the Issuer, and (c) certain preferred shares issued by the issuers of CDOs managed by CTIMCO, which preferred shares are held by subsidiaries of the Issuer, (ii) assume certain cash-based performance awards relating to private equity funds managed by the Issuer and long-term cash-based performance awards relating to the Issuer’s legacy REIT assets or provide holders of such awards with new awards or arrangements with substantially similar economics thereto in lieu of such existing performance awards and (iii) assume the Issuer’s lease for office space in New York, New York, for, subject to a tangible net worth adjustment and an indemnification escrow, total consideration of between $25 million and $30 million, payable in cash.

No assurances can be given that a transaction will be consummated. The Proposal Letter provides that no legally binding obligation with respect to a transaction will exist unless and until mutually acceptable definitive documentation has been executed and delivered with respect thereto. Berkley reserves the right to modify or withdraw the Proposal Letter at any time.

The proposed transaction described herein may result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, other material changes to the Issuer’s business or corporate structure, or any action similar to those enumerated in Item 4 of Schedule 13D.

The summary of the Proposal Letter, above, is qualified in its entirety by reference to the Proposal Letter, attached as Exhibit 5 hereto, which is incorporated by reference herein.

The Schedule 13D is not an offer to purchase or a solicitation of any offer to sell any securities.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and supplemented to add the following:

Rows (7) through (11) and (13) of the cover pages to this Amendment No. 6 are hereby incorporated by reference into this Item 5.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Berkley and the Issuer are parties to a Confidentiality Agreement that includes a standstill provision (the “Standstill”) that provides that, during the twelve-month period commencing on April 1, 2012, except pursuant to a negotiated business transaction between Berkley and the Issuer approved by the board of directors of the Issuer and subject to certain limited exceptions including the making of a proposal in accordance with an invitation by the Issuer, Berkley will not, in any manner, directly or indirectly, acting alone or in concert with others:

(i) make, effect, initiate, cause or participate in (A) any acquisition of beneficial ownership of any securities or debt obligations of the Issuer or any of its subsidiaries, (B) any acquisition of any assets of the Issuer or any of its subsidiaries, (C) any tender offer, exchange offer, merger, business combination, recapitalization, restructuring, liquidation, dissolution or extraordinary transaction involving the Issuer or any of its subsidiaries, or involving any securities or assets of the Issuer or any of its subsidiaries, (D) any solicitation of proxies or consents with respect to any securities of the Issuer or any of its subsidiaries or (E) any acquisition of beneficial ownership of any debt, equity or hybrid instrument, whether in cash or synthetic form, the cash flows or returns of which are derived from any property that serves as collateral for any of the Issuer’s or any of its subsidiaries’ assets or liabilities;

(ii) form, join or participate in any “group” (as defined in the Securities Exchange Act of 1934 and the rules promulgated thereunder) for the purposes of acquiring, holding, voting or disposing of securities or debt obligations of the Issuer or any of its subsidiaries;

(iii) seek to control the management, board of directors or policies of the Issuer or any of its subsidiaries;

(iv) take any action which is reasonably likely to legally require the Issuer or any of its subsidiaries to make a public announcement regarding any of the types of matters set forth in subsection (i), above;

(v) request or propose that the Issuer (or its directors, officers, employees or agents), directly or indirectly, amend or waive any provision of the Standstill; or

(vi) agree or offer to take, knowingly encourage, propose (publicly or otherwise) the taking of, knowingly assist, induce or encourage any other person to take, or enter into discussions or arrangements with any third parties for the purpose of taking, any action referred to above.

Item 7.	Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended to include the following:

Exhibit 5	Letter from W. R. Berkley Corporation to Evercore Partners, dated May 23, 2012.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2012	W.R. BERKLEY CORPORATION

By: /s/ William R. Berkley
	Name:	William R. Berkley
	Title:	Chairman of the Board and Chief Executive Officer

Dated: May 23, 2012	ADMIRAL INSURANCE COMPANY

By: /s/ Thomas G. Grilli, Jr.
	Name:	Thomas G. Grilli, Jr.
	Title:	Senior Vice President

Dated: May 23, 2012	BERKLEY INSURANCE COMPANY

By: /s/ Eugene G. Ballard
	Name:	Eugene G. Ballard
	Title:	Senior Vice President

Dated: May 23, 2012	BERKLEY REGIONAL INSURANCE COMPANY

By: /s/ Eugene G. Ballard
	Name:	Eugene G. Ballard
	Title:	Senior Vice President

Dated: May 23, 2012	NAUTILUS INSURANCE COMPANY

By: /s/ Miklos F. Kallo
	Name:	Miklos F. Kallo
	Title:	Senior Vice President